Angela Collette PSC

Attorney and Counselor at Law

Licensed in Kentucky, Michigan and New York

September 20, 2010

Mr. Josh Reynolds

United States Securities and Exchange Commission

Mail Stop 4561

Washington, DC 20549-5546

Re: PDK Energy Inc

Registration Statement on Form S-1

Filed February 17, 2010

File No. 333-168661

Dear Mr. Reynolds,

Please see the answers to your comments below.

Risk Factors, page 3

1.

Please add a risk factor at the front of this section that which address the limited and uncertain funding from the proposed offering and the limited activities which such funding will support, along with the material risks.

We have added the following:

 There is a going concern and uncertainty for us to be an ongoing business for the next twelve months. We have to complete this offering to commence operations. If we do not complete this offering, we will not start our operations.

2.

Please expand any risk factor heading that does not briefly explain the risk, for example, the heading entitled, "Future demand and inventory levels" on page 7.

We have expanded risk factor headings to briefly explain the specific risk.

3.

The disclosure in the risk factor regarding Sarbanes-Oxley Act Section 404 does not appear correct. Please revise. In this regard, see Item 308 of Regulation S-K, Instruction

____________________________________________________________________

28329 Utica Road Roseville MI 48066

Phone 321-507-7826 FAX: 321-327-8762

1. Further, please note the impact of Protection Act. Dodd-Frank Wall Street Reform and Consumer

We have revised the disclosure regarding Sarbanes-Oxley.

We have added the following:

Standards for compliance with Section 404 of the Sarbanes-Oxley Act of 2002, as amended, are uncertain, and if we fail to comply in a timely manner, our business could be harmed and our stock price could decline.

Recently, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, which became effective on July 21, 2010, has amended Section 404 of the Sarbanes-Oxley Act of 2002 (the “Act”). The rules adopted by the SEC pursuant to the Act require an annual assessment of our internal control over financial reporting. The SEC extended the compliance dates for non-accelerated filers, as defined by the SEC. Accordingly, we believe that the annual assessment of our internal controls requirement will first apply to our annual report for the 2010 fiscal year. The standards that must be met for management to assess the internal control over financial reporting as effective are new and complex, and require significant documentation, testing and possible remediation to meet the detailed standards. We may encounter problems or delays in completing activities necessary to make an assessment of our internal control over financial reporting. Pursuant to the amended Act, as neither a “large accelerated filer” nor an “accelerated filer”, we are exempt from the requirements of Section 404(b) of the Act to obtain an auditor’s report on management’s assessment of the effectiveness of the Company’s internal control over financial reporting

Capitalization, Page 13

4.

Please include accumulated deficit during development stage in your calculation of capitalization.

We have added into the table:

The following table sets forth our capitalization on July 31, 2010

Capital Stock	2500
Additional Paid in Capital	(2400)
Accumulated deficit during development stage	(2250)
Total	(2150)

Use of Proceeds, page 14

5.

 Please disclose the principal uses included in the category “working capital” and quantify the amounts of those uses.

We have deleted the category, “working capital”.

6.

Please quantify the amount of the offering proceeds that will or may be paid to management of affiliates, for product development, compensation, etc.

____________________________________________________________________

28329 Utica Road Roseville MI 48066

Phone 321-507-7826 FAX: 321-327-8762

We have added the statement:

None of the operating proceeds will be paid to management or affiliates for product development, compensation, etc.

7.

 Please comply fully with Instruction 7 to Item 504 of Regulation S-K. Please disclose all contingencies that will cause expenditures to vary from your disclosed plan. Also, discuss the alternatives to each use.

We have added the following:

If we are able to sell 75% or more of the securities being offered in this Prospectus, we will be able to operate for six months including the development of our initial product and an ecommerce website to begin product sales. Please review our disclosure titled "Plan of Operations" in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" elsewhere in this Prospectus. Please note that there can be no assurance that we will be able to raise such funds.

If we are only able to 75% or less of the securities we are offering,

substantially all of the funds raised by this offering will be spent on assuring that we meet our corporate and disclosure obligations so that we remain in good standing with the State of Mississippi and maintain our status as a reporting issuer with the SEC.

Dilution, Page 16

8.

 Please revise your disclosure under the 10%, 25%, 60%, 75% and 100% offering scenarios to reconcile your proposed public offering price per share of common stock of $0.10 to the proposed maximum offering price per share of $0.01 on the cover page of the preliminary prospectus.

We have corrected the disclosure to reflect the $0.01 offering price.

Description of Business, page 23

9.

 Please revise the business section to include disclosure regarding your intention to contract with a third party manufacturer to produce your products, as you have done in the “Prospectus Summary,” “Risk Factor” and “Regulation” sections.

We have added the following :

We intend to produce our energy drink products in the United States utilizing independent contract manufacturers. Currently we have no agreements with any contract manufacturers to produce our products.

Products Page 24

____________________________________________________________________

28329 Utica Road Roseville MI 48066

Phone 321-507-7826 FAX: 321-327-8762

10.

 Please disclose whether you have a fully developed product ready for sale. If yes, please disclose how the product was developed, by whom and the experience and qualifications of the developers. Also, disclose any testing of your product.

We have added the following:

We currently do not have an energy drink product to sell. We intend to use unique ingredients, the newest ideas in packaging and can design techniques and Mr. Eric Joffe’s creative abilities along with Mr. Joffe’s passion for mixed martial arts to develop our first product. We also anticipate working with our contract manufacturer when secured to complete the design of our product.

We have also added a separate Risk Factor

 We have no products and we cannot guarantee we will ever have any. Even if we develop a product, there is no assurance that we will make a profit.

We have added the following:

 We do not have a product. We cannot guarantee we ever will have one. Even if we develop a product, there is no guarantee that we will be able to sell it successfully. If we are unable to sell our product, we will have to suspend or cease operations

11.

Please indicate whether money has been spent on research and development. If yes, disclose the amount.

We have added the following:

No money has been spent on research and development at this time

12.

  Identify and discuss the status of the process for obtaining any needed government approval that you have not yet received. See Item 101(h)(4)(viii) of Regulation S-K.

We revised the Disclosure to believe we do not need government approval to sell are product

Management's Discussion and Analysis, page 28

13.

Please revise "Liquidity and Capital Resources" to disclose the range of net proceeds that may be received in your offering-and-explain whether and how such proceeds will impact your liquidity needs.

We have added the following:

The proceeds from this offering will satisfy our cash requirements for up to 6 months. As of July 31, 2010 we had $ 2,850 cash on hand. This cash will not cover the expenses of this offering or our working capital requirements for even one month given the undertaking of this offering and the expenses involved.

____________________________________________________________________

28329 Utica Road Roseville MI 48066

Phone 321-507-7826 FAX: 321-327-8762

We must raise at least $10,000 to begin minimal operations

14.

Please disclose the principal steps or milestones you will take to implement your business. plan. Please explain how the nature and extent of your operations will vary depending upon the funding you receive from the offering.

We have revised our document to include milestones regarding the step necessary to implement our business. The steps in the document are:

Anticipated Milestone    Projected Date of Completion

  budget

Research and selection

November 2010

$500

of contract manufacturer

Graphic design for cans

December 2010

$2000

and boxes

Review and select drink formula December 2010

$0

Build Website

February 2011

$5000

Order Energy drink product

July 2011

$5000

Initial sales via website and

initial sales calls to retailers

July 2011

$1000

Background Overview, page 29

   15. We are unable to access your website which you reference in this section. Please clarify in the disclosure that it is currently inaccessible, if true.

We have changed are Website to www.drinkgogoplata.com

Certain Relationships and Related Party Transactions, page 30

   16. Please quantify the shareholder loan and disclose the principal terms. Please file the loan agreement as an exhibit.

We have added the following:

On July 23, 2010  Eric Joffe loaned the company $5,000. Interest will accrue on the principal amount of this note at 8% Commencing 60 day after Note date .

We have also added the promissory note as an Exhibit to this Amendment.

Directors, Executive Officers, Promoters And Control Persons, Page 31

____________________________________________________________________

28329 Utica Road Roseville MI 48066

Phone 321-507-7826 FAX: 321-327-8762

  17. Please revise your description of Eric Joffe's business qualifications to comply fully with item 40 1 (e) of Regulation S-K.

  18. For the last five years, please provide the following for each position held by Mr. Joffe:

The name of the entity; The entity's activities; The position held; and The month and year the position began and, if applicable, ended.  Please revise the current disclosure as needed and provide disclosure regarding Mr. Joffe's  position with Denim Apparel Group Inc.

We have added the following for 17 and 18.:

Eric Joffe, age 32. Over the past five years, Mr. Joffe has been involved in a number of entrepreneurial pursuits, including a privately held services company that began operations in 1974. Mr. Joffe was previously the President of Cold Gin Corporation, From august 2006 unti August 2010, which attempted to develop a video website for mixed martial arts in 2008. The company’s efforts were unsuccessful due to the rapidly changing market for mixed martial arts video on the Internet. The Company was able to initially raise $50,000 in an SB-2 offering. The funds were largely used for development of the video product and expenses related to being a public company. In 2010, the company’s principal shareholder, Barton PK,LLC,  for whom Mr. Joffe worked, informed him that the company was being sold after Barton had determined that efforts to develop the website failed and efforts to raise additional capital had also failed. Mr. Joffe sold his shares for nominal consideration. He is currently employed by Cephas Holding Corp. as general manager where he  attends to operational matters related to some of the company’s mobile application products. He does not direct any aspect of accounting, finance, or the preparation of any filings for Cephas Holding Corp.  Mr. Joffe was also President of Denim Apparel Group from October 2005 until March 2007 and was responsible for reporting.

   19. Please reconcile the company name, Cephas Holding Corp. with the name Cephus Holding Corp., which appears in SEC records. Further, the company named Cephus Holding Corp. does not appear to be current in filing reports with the SEC. As Mr. Joffe appears to be manger of the Company , appropriate disclosures should be added to this prospectus

The correct name is Cephas Holding Corp. and it is corrected in the document.

20. We note the securities offering by Cold Gin Corp., a development stage company that previously conducted an offering to raise seed capital, similar to PDK Energy. Please provide more details about Cold Gin, its offering, the amount raised in the offering, and its operations following its offering, including related party transactions and the lack of revenues. Please disclose the change in control of the company. Please disclose the benefits received by Cold Gin's control persons in connection with the company, its operations-and the change of control

We  have added the following:

Mr. Joffe was previously the President of Cold Gin Corporation, From August 2006 until August 2010, which attempted to develop a video website for mixed martial arts in 2008. The company’s efforts were unsuccessful due to the rapidly changing market for mixed martial arts video on the

____________________________________________________________________

28329 Utica Road Roseville MI 48066

Phone 321-507-7826 FAX: 321-327-8762

Internet. The Company was able to initially raise $50,000 in an SB-2 offering. The funds were largely used for development of the video product and expenses related to being a public company. In 2010, the company’s principal shareholder, Barton PK,LLC,  for whom Mr. Joffe worked, informed him that the company was being sold after Barton had determined that efforts to develop the website failed and efforts to raise additional capital had also failed. Mr. Joffe sold his shares for nominal consideration.

Future Compensation, page 33

    21. Please expand and clarify the following statement: "There is no future compensation. "

We have added the following:

There is no plan to offer compensation to Mr. Joffe at this time .

Financial Statements

    22.  Please update your financial statements to comply with Rule 8-08 of Regulation S-x.

We  are in compliance the rule has to do with the aging of the financial statements.

The audit is less then 135 days old and the next Q is not due till 12/15/2010.

Report of Independent Registered Public Accounting Firm, page 36

23.

We note that the audit report opines on the year ended July 31,2010. However, your financial statements do not cover the year ended July 31, 2010; rather they cover the period from July 23, 2010 (inception) to July 31, 2010. Please have your auditor revise its report to opine on periods presented in the financial statements.  This has been correcte

24.

Please tell us your basis for recording negative additional paid in capital.

Negative additional paid in capital resulted from the initial contribution, by the founder, was less than the par value of the shares issued.   The initial contribution was $100, which was less than the par value of the shares issued ( par value of 2,500,000 shares issued, with a par value of $.001, is $2,500), which resulted in the negative paid in capital.  The deficiency in the contribution did not result in a subscription receivable from a director or officer

Balance Sheets, page 37  Note 1 -Organization and Summary of Significant Accounting Policies, page 41

____________________________________________________________________

28329 Utica Road Roseville MI 48066

Phone 321-507-7826 FAX: 321-327-8762

25. You disclosed that your fiscal year-end is July 31. On page 32 under the heading "Stock Option Grants", you refer to the most recent fiscal year ended December 31, 2009. Please revise or advise.

Our fiscal year ended is July 31.  The reference to December 31 on page 32, under the heading "Stock Option Grants" was incorrect and has been changed.

Legality opinion

    26. Please ask counsel to confirm by letter that the corporate laws of Mississippi include the state's Constitution, statutory laws and regulations, and case law.

Confirmed in a revised opinion letter which is attached as an exhibit.

We hope that this satisfies all of your comments. Please let us know when we might be able to request acceleration.

Sincerely,

//Angela Collette

Angela Collette, Esq

____________________________________________________________________

28329 Utica Road Roseville MI 48066

Phone 321-507-7826 FAX: 321-327-8762